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                              August 9, 2023

       Jack Stover
       Chief Executive Officer
       NorthView Acquisition Corporation
       207 West 25th St, 9th Floor
       New York, NY 10001

                                                        Re: NorthView
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 21, 2023
                                                            File No. 333-269417

       Dear Jack Stover:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed July 21,
2023

       Risk Factors, page 22

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
August      NameNorthView Acquisition Corporation
        9, 2023
August
Page 2 9, 2023 Page 2
FirstName LastName
         review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Background to Negotiation of Material Terms of the Profusa Transaction, page
108

2. We note your response to prior comment 16. Please revise to incorporate such response in your prospectus disclosure accordingly, including the discussion of the consideration the board gave to obtaining updated projections, the timeframe for the selection of the projections, and the reliability of the projections and underlying assumptions related to the later years presented.
3. We note your amended disclosure that "Profusa provided preliminary valuation including financial projection to NorthView in a valuation report prepared by H.C. Wainwright
         & Co. The financial projections were used by NorthView to evaluate an initial valuation and determine preliminary revenue earn-out targets. Preliminary revenue earn-out targets
         were based on Profusa   s 2023 and 2024 revenue projections of $16
million and $90
         million respectively." Please briefly describe the preliminary valuation report and projections prepared by H.C. Wainright. In addition, please provide us with your analysis of whether this report is a "report, opinion or appraisal materially relating to the transaction," as described by Item 4(b) of Form S-4. If Item 4(b) applies to this report, please provide the information required by Item 1015(b) of Regulation M-A. Please provide the analysis and disclosure requested above for the projections that were provided to Marshall & Stevens on July 20, 2022.
4.       We note your disclosure that "[w]ith the advice of NorthView   s
advisors and investment
         bankers, we determined that a valuation of $155 million was reasonable at the time."
         Please briefly describe the reasons underlying management's determination that the valuation was "reasonable" at the time, including the reasons for why the valuation was below the valuation performed by Marshall & Stevens.
Tax Consequences of the Merger to Holders, page 136

5. We note your revised disclosure in response to comment 17 that "it is the opinion of
         ArentFox Schiff LLP that the Merger should qualify as a 'reorganization' within the meaning of Section 368 of the Code" (emphasis added). Please revise your disclosure to provide a "will" opinion, consistent with the statement in your proposed tax opinion that
         "it is our opinion that (i) the Merger will constitute a reorganization within the meaning of
         Section 368(a) of the Code." If the opinion is subject to uncertainty, please ensure the opinion explains why counsel cannot give a "will" opinion and describes the degree of uncertainty in the opinion. In addition, please provide risk factor disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Section III.C.4 of
         Staff Legal Bulletin 19.
 Jack Stover
NorthView Acquisition Corporation
August 9, 2023
Page 3
Pro forma
Unaudited Pro Forma Condensed Combined Balance Sheet, page 151

6. We note your response to prior comment 18. You indicate that the revised pro forma
         Trust Account balance as of March 31, 2023 is $10,392 thousand, and the costs shown as debit to APIC are $11,323 thousand, which include approximately $1,023 thousand related directly to PIPE. Accordingly, the Trust Account balance in the revised pro forma financial statements is in excess of the offering costs related to the Merger. However, we note that under the maximum redemption scenario, the Trust Account balance is $5,000 thousand. We therefore reissue our comment as it relates to your maximum redemption scenario.
Information About Northview
Financial Position, page 175

7. We note your amended disclosure that the funds available in the Trust Account include up to $6,986,250 of the business marketing fee payable to I-Bankers and Dawson James, of which $1,921,219 would be payable in cash and $5,065,031 would be payable in
         NorthView Common Stock at the Closing. Please disclose, as of a recently practicable date, the number of shares of NorthView common stock issuable to I-Bankers and
         Dawson James, respectively, in lieu of these business marketing fees. Make conforming changes throughout your filing, including to your disclosures related to dilution, as applicable.
Profusa Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 230

8. We note your amended disclosure that "[c]ash provided by financing activities was $1.3 million for the three months ended March 31, 2023, which consisted primarily of net proceeds from the issuance of senior notes of $1.6 million." In an appropriate place in your filing, please describe your Senior Notes offering, including the date the offering commenced, whether the offering is ongoing, and the material terms of the offering and the notes, including any terms related to conversion.
APAC Joint Venture Term Sheet, page 235

9. We note your response to comment 29, and your disclosure that "[i]n exchange for the license, the JV would pay Profusa an upfront fee and also royalties on sales." Please
FirstName LastNameJack Stover
       amend your disclosure to quantify or provide a range of the percentage amounts of such
Comapany    NameNorthView
       royalties               Acquisition Corporation
                 on net sales. Alternatively, tell us why you do not believe you are required to provide  this
August 9, 2023 Page 3disclosure.
FirstName LastName
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
August      NameNorthView Acquisition Corporation
        9, 2023
August
Page 4 9, 2023 Page 4
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:      Ralph V. De Martino, Esq.